FORM 8-K
_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2005



SIERRA HEALTH SERVICES, INC.
_____
(Exact name of registrant as specified in its charter)

Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada   89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On Wednesday, February 9, 2005, Sierra Health Services, Inc., or Sierra, issued two press releases announcing that members of senior management are scheduled to present at two investor conferences. The first presentation is at the 2005 UBS Healthcare Services Conference in New York on Tuesday, February 15, 2005. Sierra's presentation is scheduled to begin at approximately 10:30 a.m. Eastern Time. The second presentation is at the Smith Barney Citigroup 2005 Small and Mid-Cap Conference in Las Vegas on Wednesday, February 16, 2005. Sierra's presentation is scheduled to begin at approximately 10:45 a.m. Pacific Time. Investors, analysts and the general public are invited to listen to live audio webcasts of both presentations over the Internet by visiting the investors' page of our website at www.sierrahealth.com.

Anyone listening to Sierra's management presentations will be presumed to have read Sierra's Annual Report on Form 10-K for the year ended December 31, 2003, and Quarterly Reports on Form 10-Q for the periods ended March 31, 2004, June 30, 2004 and September 30, 2004. Additionally, an archive of Sierra's fourth quarter, 2004 earnings call, originally broadcast on February 1, 2005 is available on the investor page of Sierra's web site. Listeners should review cautionary statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K for the year ended December 31, 2003. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: February 9, 2005   /S/ PAUL H. PALMER

Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)